December 1, 2011

Board of Directors
Wizard World, Inc.

Gentlemen:

I hereby resign my positions as President, Chief Executive Officer and Director of Wizard World, Inc. (the “Company”) effective immediately. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely, /s/Gareb Shamus Gareb Shamus